UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of July 2011
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

SIPCOT Industrial Complex
Madurai Bypass Road
T.V. Puram P.O.
Tuticorin — 628002, Tamil Nadu, India
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Notice of 36th Annual General Meeting
Ex-99.2 Annual Report to Shareholders for the fiscal year ended March 31, 2011

Other Events
On or about June 23, 2011, Sterlite Industries (India) Limited (the “Company”) distributed the Company’s Notice of 36th Annual General Meeting dated July 23, 2011 and Annual Report to Shareholders for the fiscal year ended March 31, 2011 (the “Annual Report”). The Annual Report is accompanied by its letter to shareholders and includes the Company’s financial statements under Indian GAAP for the fiscal year ended March 31, 2011.
Copies of the Company’s Notice of 36th Annual General Meeting and of the Company’s Annual Report is attached as Exhibit 99.1.
Exhibits

99.1	Notice of 36th Annual General Meeting.

99.2	Annual Report to Shareholders for the fiscal year ended March 31, 2011 are attached as Exhibit 99.1 and Exhibit 99.2, respectively.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: July 27, 2011

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Notice of 36th Annual General Meeting.

99.2	Annual Report to Shareholders for the fiscal year ended March 31, 2011.